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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM SC TO-T/A
                            AMENDMENT TO TENDER OFFER
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                           THE SECURITIES ACT OF 1934

                      TRI NATIONAL DEVELOPMENT CORPORATION
                            (name of subject company)

                     SENIOR CARE INDUSTRIES, INC., OFFEROR
(names of filing persons (identifying status as offeror, issuer or other person)

                COMMON STOCK OF TRI-NATIONAL DEVELOPMENT CORPORATION
                         (Title of Class of Securities)

                                   89557H102
                      (CUSIP Number of Class of Securities)

                          SENIOR CARE INDUSTRIES, INC.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                       (949) 376-3125 Fax: (949) 376-9117
            (Name, Address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)


This amendment is being filed to notify individuals who may desire to tender their shares in Tri-National that they should not do so until they receive the tender offer and related prospectus in the mail and that they should read the prospectus before making any investment decision because it contains important information.

                         Calculation of Registration Fee

            Transaction Valuation*               Amount of Filing Fee
            ---------------------                --------------------

          Stock     $ 2,000,000                      Paid May 22, 2001
          Warrants  $ 7,000,000                      Paid May 22, 2001

* (Set forth the amount on which the filing fee is calculated and state how it was determined.) The Transaction Valuation is based upon the market price of the securities to be received by Senior Care Industries, Inc. pursuant to Regulation 230.457(f)(1) with the value based upon the price of the securities subject to the tender as of May 10, 2001 as set forth in Rule Regulation 230.457c. This calculation is based as follows:

Number of potential shares to be tendered: 20,000,000
Price of those shares on May 10, 2001:    $.10

Additionally, for each three shares tendered, the shareholder tendering those shares will receive 1 warrant in Senior Care Industries, Inc. The warrant calculation is based upon Regulation 230.457(g)(2) where the calculation is based upon the warrant price which is $1 per warrant. This calculation is based as follows:

Estimated number of warrants: 7,000,000
Warrant price:                    $1.00

                                        1
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[X]      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $2,250
                                          -----------------------
                  Form or Registration No.: TO-T
                                          -----------------------
                  Filing Party:           Senior Care Industries, Inc.
                                          -----------------------
                  Date Filed:             May 22, 2001
                                          -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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                        AMENDMENT

The Registrant makes the following amendment to its Tender Offer to shareholders of Tri-National Development Corporation filed on Form TO-T dated May 22, 2001, amended on Form TO-I/A filed on June 29, 2001 pursuant to Regulation 240.13(e)(4)(c)(3):

In all references to August 31, 2001 being the last day for Tri-National shareholders to tender their shares to Senior Care, that date shall be amended to read that the last day shall be October 31, 2001.

                    PRESS RELEASE

Additionally, the Company will immediately issue the following press release and reports the contents of that Press Release pursuant to pursuant to Regulation 240.13(e)(4)(c)(1) as follows:

SENIOR CARE EXTENDS ITS TENDER OFFER TO TRI-NATIONAL SHAREHOLDERS LAGUNA BEACH, Calif., August 28, 2001 -- Senior Care Industries, Inc. [OTCBB: SENC] announced today that it is extending its tender offer to Tri-National Development Corporation [OTCBB: TNAV] shareholders by an additional 60 days. The offer which had scheduled to end on August 31, 2001 will now be extended through October 31, 2001. Senior Care said the primary reason for the extension was twofold. First of all, Senior Care is still in the process of responding to comments on Senior Care's registrations statement from the Securities & Exchange Commission. Following the comment process, a prospectus will be mailed to all Tri-National shareholders. Secondly, Tri-National shareholders need time to assess the impact of the involuntary Chapter 11 Petition filed against Tri-National on August 23, 2001. The Petition, filed by major creditors of Tri-National including Senior Care, was filed in the U. S. Bankruptcy Court in the Southern District of California, in San Diego. Tri-National must respond no later than September 12, 2001 to submit a motion or answer to the Petition and appear before Judge John
J. Hargrove in San Diego who has been assigned to the case. A state court receiver had earlier taken possession of Tri-National's United States assets in June of this year. The receiver had been requested in court proceedings initiated by Capital Trust, Inc. [NYSE: CT], to whom Tri-National owes more than $8,000,000. Capital Trust obtained a judgment against not only Tri-National, but also against certain officers and directors. Tri-National is also delinquent in payments to over 300 bondholders to whom it owes another $11,000,000.

Senior Care is presently developing 233 single family senior "smart homes" near Palm Springs, California and 54 town houses in Las Vegas, Nevada. Sales of Senior Care's Evergreen Manor II condominium project in Los Angeles, California, have been brisk, according to management. All Senior Care properties are developed for the senior market.

Senior Care also owns Noble Concepts, a manufacturer of high-quality "Craftsman Mission" furniture which is distributed throughout the United States to a variety of furniture retailers. Senior Care also uses Noble to furnish its models and rental units.

Forward-Looking Statements: This news release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, which provides a new "safe harbor" for these types of statements. To the extent statements in this news release involve, without limitation, product development and introduction plans, the company's expectations for growth, estimates of future revenues, expenses, profits, cash flow, balance sheet items, sell-through or backlog, forecasts of demand or market trends for the company's product categories and for the industries in which the company operates, or any other guidance on future periods, these statements are forward-looking statements. Senior Care does not assume any obligation to update forward-looking statements. For more information, readers may contact Tom Gavin at Investor Relations Network at (909) 279-8884 or tom@irnonline.com At OTC Financial
Network:
Call 877-366-0843 or 781-444-6100
Analyst Inquiries: Geoffrey Eiten, ext. 613 or geiten@otcfn.com
                                               ----------------
Media Inquiries: Kristina Henneberg, ext. 615 or Kristina@otcfn.com or
                                                 ------------------
Rick McCaffrey, ext. 621 or rick@otcfn.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Issuer certifies that it has reasonable grounds to believe that is meets all of the requirements for filing of this Amendment to Form TO and intended Press Release and has duly caused this Amendment and intended Press Release to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Laguna Beach, State of California, on August 29, 2001.

     Senior Care Industries,  Inc.

     /s/ Mervyn A. Phelan, Sr.
     -------------------------------
     Chief Executive Officer, Chairman
     Of the Board of Directors & Director

     Senior Care Industries, Inc.

     /s/ Bob Coberly
     ------------------------------
     Chief Financial Officer & Director